Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest BRANDES INVESTMENT PARTNERS L.P.

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 SHAREHOLDER NAMED IN 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT NAMED – 510 CUSTODIAN BANKS UNAFFILIATED WITH BRANDES

5.	Number of shares/amount of stock acquired NOT DISCLOSED	6.	Percentage of issued class NOT DISCLOSED	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 27.5 PENCE EACH	10.	Date of transaction 15 OCTOBER 2004 (PLEASE SEE SECTION 14)	11.	Date company informed 27 MAY 2005 (PLEASE SEE SECTION 14)

12.	Total holding following this notification A TOTAL OF 262,768,727 ORDINARY SHARES (OF WHICH 12,500,237 WERE HELD IN THE FORM OF ADRs, WHERE ONE ADR REPRESENTS FIVE ORDINARY SHARES)	13.	Total percentage holding of issued class following this notification 9.1%

14.	Any additional information FOLLOWING RECENT DISCUSSIONS, WE CAN CONFIRM THAT BRANDES’ HOLDING WAS INCREASED TO 9.1% on 15 OCTOBER 2004	15.	Name of contact and telephone number for queries CAROLINE WEBB 020 7111 7075

16.	Name of authorised company official responsible for making this notification J E FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 27 MAY 2005